Contract for the Investment Project Regarding Setting up a Sportswear Manufacturing Base in Ruichang Industrial Park

(Contract No.: N2011 05)

This contract is entered into by and between:

Promoter:      The People's Government of Ruichang City (hereinafter referred to as Party A)

Investor:        Xidelong (China) Company Limited (hereinafter referred to as Party B)

Chapter 1 General Provision

1.      Pursuant to the Contract Law of the People’s Republic of China, “Regarding the issuance and implementation of ‘Notice on the Construction Land Use Control Indicators for Industrial Projects (For Implementation)’” by the Ministry of Land and Resources, and “Certain Opinions (Trial) on Enhancing the Management and Promoting the Intensive Use of Industrial Land” by the People’s Government of Jiujiang City, together with other laws and regulations, the Parties entered into this contract in respect of Party B’s investment project in Ruichang City based on the principles of equality, willingness and mutual benefit.

Chapter 2 An Overview of the Investment Project

2.      Party A agrees that Party B shall invest in a project to set up a sportswear manufacturing base (including office buildings, factories, warehouses, and staff quarters, etc.) in Ruichang City, with a total investment of approximately RMB 1.2 billion, of which approximately RMB 1.0 billion in total is attributable to the fixed assets (including land, factories and machinery and equipment), while the registered capital is RMB 10 million.

3.      Party B’s contents of this construction project and its production scales are as follows: twenty (20) sportswear production lines shall be set up in two phases. For phase one, factories with floor area of 300,000 m2 shall be constructed in one-time. Upon the completion of phase one, 140,000 m2 shall be added in phase two. (The construction work for both phases shall be completed for production within twenty (20) months). It is expected that upon the production facilities becomes fully operated, 9.5 million pieces (sets) of apparel and 9.5 million pairs of footwear shall be produced per annum with an annual production value of RMB 1.5 billion which generates tax revenue of more than RMB 100 million per year.

Chapter 3 Transfer and Handover of the Land

4.      The proposed project will be located in the western part of Ruichang Industrial Park on land designated for industrial use with a site area of 600 acres and the land use right, in accordance with the relevant laws, is acquired through public bidding or auction. The minimum cost of the land is RMB 280,000 per acre and the compensation for acquiring agricultural land is RMB 50,000 per acre. The four boundaries and geographic coordinates of the subject land parcel and exact area thereof is based on the “Land Use Planning Permit” of the said project issued by the Planning Department.

5.      After obtaining the land use right, Party B shall enter into a “State-owned Land Use Right Grant Contract” with Party A’s State-owned Land Administration and Management Department separately and make a one-time payment of the land premium according to such contract. Party B shall provide relevant information such as feasibility report, land use application, and construction plan of the project to Party A within thirty (30) calendar days after entering into this contract. Party A shall issue a “Building Permit” within seven (7) calendar days after receiving the land premium and relevant certificates and documents.

6.      Party A shall hand over the land to Party B after completion of work on ‘Three supplies and one leveling’: supply of electricity, water and road and leveled ground. After completion of the project, Party B shall apply for and Party A shall be responsible for the arrangement of relevant documents including the ‘State-owned Land Use Rights Certificate’ on behalf of Party B. When applying for State-owned Land Use Rights Certificate, Party B shall pay such taxes and fees as required by the Laws of People’s Republic of China (including deed tax, land registration fee and other handling charges).

7.      Party B warrants that it would neither change the usage of land nor transfer the land use right to another party without prior notice to Party A. If it is necessary to transfer the land use right or change the usage of land under special circumstance, Party B shall obtain approval from Party A and follow relevant procedures in accordance with laws, otherwise Party A is eligible to withdraw such land use right.

Chapter 4 Instructions on Construction Land Use Control

8.      For Party B’s project, plot ratio shall not be less than 1.2, building density shall not be less than 40%, green rate shall not be less than 20%, and non-production area, including administrative office and recreational facilities shall not cover more than 7% of the total area for industrial use (for specific figures, please refer to the construction planning documents issued by the Planning and Construction Department). Party B shall apply for approval to fulfill the policy requirements regulated by government departments related to areas such as industry and commerce, planning, state-owned land supervision, work safety, and environmental protection, etc.

9.      Party B’s fixed assets (land, factories, and equipment, etc.) investment in the project shall not be less than RMB 1.5 million per acre. If Party B’s fixed assets investment cannot reach such level upon the agreed date of completion and production commencement of each phase, Party A can withdraw the portion of idle land which falls short of investment capital. If such portion of land cannot be withdrawn, a penalty for idle land shall be levied to the company according to relevant regulations until the investments reach RMB 1.5 million per acre.

Chapter 5 Construction Pace and Requirement

10.     Party B’s fixed assets investment for the project shall be made in accordance with the “Project Investment Proposal”. Construction shall commence within ten (10) calendar days after the handover of the land from Party A and has to be completed within twenty (20) months. If the construction fails to be completed at the agreed time, which results in any land, factories, and equipment in the project lying idle, Party A is eligible to withdraw the land use right of the project.

11.     The construction work cannot be commenced until Party B submits the design plan and construction proposal of the entire site (including factories, office buildings, staff quarters, walls, water supply and drainage, and electricity supply, etc.) to Party A and gets the approval of the construction authority of Party A and the Management Committee of the Industrial Park.

12.     Party B shall complete the relevant procedures according to the regulations and assure the project design and construction entities are chartered and qualified. The entire construction shall only be commenced after the on-site positioning and alignment measured by the Planning Department and the Management Committee of the Industrial Park, and shall be ready for any random on-site inspections on work safety by the Construction Department and on design and planning by the Management Committee of the Industrial Park.

13.     It shall be deemed as default by Party B if it fails to commence the construction one month after the agreed commencement date stated in the contract without applying for any extension or fails to commence the construction within a six–month extension period. Party A is eligible to withdraw Party B’s land use right (without refund of taxes and fees incurred except the land premium) unless such failure is caused by force majeure or any acts of the government or governmental departments.

Chapter 6 Preferential Policies and Services

14.     Party B enjoys the corporate preferential policies governed by the Laws and Regulations of the People’s Republic of China.

15.     Party B enjoys the following preferential policies for the investment project:

(1)   Corporates who are exporters or export goods through forwarder are entitled to enjoy an “exemption, credit, refund” policy enacted for value-added tax of export goods.

(2)   Starting from the production commencement year, all corporate income tax for local district paid by Party B in the first two (2) years and 50% of corporate income tax for local district paid by Party B in the third (3) to fifth (5) year shall be awarded by Party A as corporate tax contribution incentive and refunded to the corporate.

(3)   Industrial project under construction is exempted from local administrative fee and subject to preferential service charge of not more than 40%.

(4)   Exempted from the cost for increase in water and electricity consumption capacities.

16.     The City leader, representing the City, is in charge of the project; whereas the Office of Municipal People’s Congress and Municipal Financial Bureau are the departments in charge among which Municipal Financial Bureau takes the lead role. Party B’s project design, submission of construction plan for evaluation and approval, and the procedure of completion and related applications are handled fully by or with the assistance of Party A (where Party B bears all expenses). Party A is also responsible for the coordination work for Party B’s construction project to resolve any difficulties which may arise in the construction process.

Chapter 7 Supplementary Provision

17.     The construction project, production, and operating activities of Party B’s shall be conducted in accordance with laws and regulations of the Peoples’ Republic of China and environmental protection work shall be carried out in accordance with laws and is under the supervision of the production safety department of Party A.

18.     Party B shall, within thirty (30) calendar days after signing the contract, establish and register a company with an independent legal person status in Ruichang City to run the project and pay tax to both national and local taxation departments of Ruichang City, otherwise this contract shall be terminated automatically in which case Party B shall be liable for its own investment loss.

19.     Matters that are not mentioned herein shall be mutually agreed by Party A and Party B through friendly negotiation, of which the conclusion of the agreement shall be formally written as a supplementary agreement to this contract. The supplementary agreement has the same legal effect with this contract.

20.     After entering into this contract, Party B shall pay an one-off compensation for agricultural land expropriation of RMB 50,000 per acre, i.e. RMB 30 million in total, as well as a payment of 10% on the total cost of land use rights certificate of RMB 280,000 per acre, i.e. RMB 16.8 million, totaling RMB 46.8 million as performance bond to Party A within ten (10) calendar days. Such payment of 10% on the total cost of land use rights certificate could be used to offset the land premium.

21.     This contract is made into eight (8) copies of which Party A and Party B each holds four (4) copies. All copies are equally authentic and shall have the same legal effect.

Party A (Seal)	Party B (Seal)

Legal Representative (appointed agent)	Legal Representative (appointed agent)

Signature	Signature

Date: 20 December 2011	Date